Exhibit 21

Subsidiaries of the Company

Name:	State or Jurisdiction of Incorporation:

LipoGenics, Inc.	Delaware

Bionutrics Health Products, Inc.	Delaware

InCon Technologies, Inc.	Delaware

InCon International, Ltd.	British Virgin Islands

Nutrition Technology Corporation	Nevada

Cosmedics, Inc.	Delaware